February 3, 2009

Larry Greene

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	MassMutual Select Funds (the “Trust”)

1933 Act File No. 33-73824

1940 Act File No. 811-8274

Comments received for PRE 14C filed on January 27, 2009

Dear Mr. Greene:

Below is a summary of the comments I received from you on January 29, 2009 regarding the above-mentioned Trust, together with our responses. I appreciate the time you took to carefully review this document and have tried to address your comments. I would greatly appreciate your contacting me at 413-744-7218 as soon as possible if you have any further questions or comments. Thank you.

Comment 1:	On the first page, please provide more detail as to the reason why it was necessary to enter into the new sub-advisory agreement.

Response 1:	We will add the following disclosure:

“The Trustees were informed that the sale would cause the Fund’s former investment sub-advisory agreement with Clover to terminate. The Investment Company Act of 1940, as amended (the “1940 Act”), provides generally that the advisory agreements of mutual funds, including sub-advisory agreements, automatically terminate in the event of an “assignment,” as that term is defined in the 1940 Act. The 1940 Act defines “assignment” to include, in general, transactions in which there is a change in the ownership of an investment adviser, including a sub-adviser, or its parent company. The transaction discussed above met this definition. The terms of the former sub-advisory agreement also stipulated that the agreement terminate in the event of its assignment, as defined in the 1940 Act.”

Comment 2:	Please explain why there is not more detail around any differences in the sub-advisory agreements and fees to be paid.

Response 2:	Pursuant to an Order of the Commission dated August 13, 2002 (Rel. No. IC-25699), the Trust is exempt from the disclosure requirements of Items 22(a)(3)(iv), 22(c)(1)(ii), 22(c)(1)(iii), 22(c)(8) and 22(c)(9) of Schedule 14A under the Securities Exchange Act of 1934.

As requested, we acknowledge the following: (i) the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings; (ii) SEC staff comments or changes to disclosure in response to SEC staff comments in the filings reviewed by the SEC staff do not foreclose the SEC from taking any action with respect to the filings; and (iii) the Registrant may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States. As indicated in the SEC’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Registrant.

Very truly yours,

/s/ Andrew M. Goldberg
Andrew M. Goldberg
Vice President, Secretary and Chief Legal Officer, MassMutual Select Funds
Assistant Vice President and Counsel, Massachusetts Mutual Life Insurance Company